UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 0-27760

MIRANDA GOLD CORP.
(Name of registrant as specified in its charter)

Suite 1410 – 800 West Pender Street, Vancouver, B.C., V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News release dated January 13, 2006

99.2	News release dated January 19, 2006

99.3	News release dated February 1, 2006

99.4	News release dated February 15, 2006

99.5	News release dated April 11, 2006

99.6	News release dated April 12, 2006

99.7	News release dated April 17, 2006

99.8	Interim Financial Statement dated February 28, 2006

99.9	Managements Discussion and Analysis for the period ending February 28, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRANDA GOLD CORP.
(Registrant)

Date: May 1, 2006	By:	/s/ Aileen Lloyd
Aileen Lloyd,
Corporate Secretary